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March 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE: Seligman Portfolios, Inc.
       Seligman Capital Portfolio
       Seligman Common Stock Portfolio
       Seligman Communications and Information Portfolio
       Seligman Global Technology Portfolio
       Seligman International Growth Portfolio
       Seligman Investment Grade Fixed Income Portfolio
       Seligman Large-Cap Value Portfolio
       Seligman Smaller-Cap Value Portfolio
    Post-Effective Amendment No. 44
    File No. 33-15253/811-05221

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 44 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Andrew Kirn at 612-678-9052.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
Seligman Portfolios, Inc.